

December 8, 2005

Via Facsimile (415) 281-1350 and U.S. Mail

David Michaels, Esq.
Fenwick & West LLP
275 Battery Street
San Francisco, CA 94111

> Re: **Neoforma, Inc.**
> **Preliminary Proxy Materials filed on November 10, 2005**
> **File No. 0-28715**
>
> **Schedule 13E-3 filed on November 10, 2005**
> **by Global Healthcare Exchange, LLC *et al***
> **File No. 5-58839**

Dear Mr. Michaels:

We have reviewed your filings and have the following comments.

General

1.   Please advise us why you believe that Novation should not be added as a filing person on the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Alternatively, revise to include Novation as a filing person on the Schedule 13E-3. Please note that a new filing person must comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions. For example, include a statement as to whether Novation believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which Novation relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Proxy Statement

General

2.   Revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

3.   We are unable to locate the financial information required by Item 14(c)(1) of Regulation 14A. Refer to Instruction 3 to Item 14A. Please advise.

Summary Term Sheet, page 1

4.   Revise the summary term sheet to comply more fully with the requirements of Item 1001. For further guidance, we direct you to section II.F.2.a of Securities Act Release No. 33-7760 (October 22, 1999) which addresses information that should be included in connection with a going private transaction.

Merger Consideration (page 66), page 2

5.   Please include a discussion of the reduction in fees to be paid by Novation, as the reduction appears to be have been negotiated in tandem with the merger consideration.

Interests of Our Executive Officers ad Directors in the Merger, page 3

6.   Please expand your disclosure to quantify the benefits to be received by officers and directors as a result of this transaction.

Caution Regarding Forward-Looking Statements, page 12

7.   We note the statement that you "do not undertake to release the results of any revisions to these forward-looking statements to reflect future events or circumstances." Please explain how this statement is consistent with your obligations pursuant to Rule 14a-9.

Special Factors, page 13

Background of the Merger, page 13

8.   Please expand your disclosure in the third paragraph of this section to explain why the merger discussions with GHX ceased in late June 2004.

9.   Expand the fourth paragraph of this section to provide more context.

10.   We note your reference in the first paragraph on page 14 and elsewhere to the strategic alternatives considered by the board. In each place where you refer to "strategic alternatives" please discuss the alternatives and explain why each of these strategic

alternatives was rejected in favor of engaging in the current transaction. Please refer to Item 1013(b) of Regulation M-A.

11. See our last comment above. Provide the same expanded discussion of alternatives considered for each of the filing persons on the Schedule 13E-3.

12. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Merrill, Lazard, each of the independent consultants and any similar presentations, discussion or reports made by an outside party, such as William Blair, to GHX. To the extent any written materials were used in connection with these presentations, those materials should also be attached as an exhibit to your Schedule 13E-3. Please refer to Item 1016(c) of Regulation M-A.

13. Expand your disclosure of the August 2, 4 and 5, 2005 meetings to discuss in greater detail the terms of the offer made by the second potential acquirer.

Reasons for the Merger, page 24

14. Revise this section to disclose or otherwise clarify the positive and negative factors the special committee and Board considered in reaching their recommendation. We note that you provide a list of factors considered by the special committee and the board; however, you have not disclosed the basis for the special committee's fairness determination. This comment also applies to the GHX fairness determination

15. The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company's fairness determination. See Q&A 20 of Exchange Act Release No. 17719 (April 13, 1981). This comment also applies to the GHX fairness determination.

16. In your disclosure regarding fairness determinations made by filing persons, state whether each filing person has determined that the proposed transaction is procedurally fair specifically addressing the safeguards identified in Items 1014(c)-(e) of Regulation M-A. This comment also applies to the GHX fairness determination.

17. We note that the special committee and board of directors, as well as each other filing person, have made determinations that the proposed transaction is fair to "Neoforma and its stockholders (other than VHA, UHC and their respective affiliates)." Item 1014(a) of Regulation M-A, however, requires each filing person to make a fairness determination with respect to *unaffiliated* shareholders, both procedurally and substantively. Please

revise your disclosure clarify that the fairness determinations you reference are directed to unaffiliated shareholders. In addition, identify the "respective affiliates" to which you refer.

Opinion of Our Financial Advisor, page 36

18.   Please delete the statement that your "summary is qualified in its entirety by reference to the full text of the opinion." Investors are entitled to rely on your disclosure.

19.   Disclose all of the forecasts that management provided to Merrill. In addition, disclose and quantify the material assumptions underlying the forecasts.

Comparable Premiums Analysis, page 34

20.   Clarify what "certain financial information" was considered by the advisor. Provide similar disclosure for each applicable analysis

Comparable Companies Analysis, page 35

21.   Expand your disclosure to explain why these companies were deemed comparable.

22.   Expand your disclosure in this section to clarify how the advisor determined the multiples used in evaluating this transaction. To the extent practicable, please use tabular disclosure.

Discounted Cash Flow analysis, page 36

23.   Expand the disclosure to discuss in greater detail how the fairness advisor determined the EBITDA multiples and discount rates.

Miscellaneous, page 36

24.   With your amended document, please quantify the fee to be paid to the advisor. If that amount has not yet been determined, please expand your disclosure to clarify and explain how the fee will be determined and whether any portion of the fee is contingent upon the approval or consummation of the merger. In addition, describe any additional relationships between the parties during the preceding two years, including any additional compensation received by the advisor.

Position of VHA and UHC as to fairness, page 37

25.   We note your statement that "neither VHA nor UHC undertook a formal evaluation of the fairness of the merger to our stockholders other than VHA and UHC and their affiliates." Please delete this statement or explain to us why it is consistent with the obligation of each filing person to provide a fairness determination pursuant to Item 1014 of Regulation M-A.

26.   We note your statement that the discussion in this section is "believed to include all the material factors considered by VHA and UHC." Please revise your disclosure to confirm that this section addresses all the factors that VHA and UHC considered material in making their fairness determinations.

Position of GHX as to Fairness, page 37

27.   Delete the first and second sentences of this section. GHX has identified itself as a filing person on the cover page of the Schedule 13E-3, therefore GHX is a filing person.

28.   We note your statement that "GHX did not undertake an evaluation of the fairness of the merger tour stockholders." This statement appears inconsistent with GHX's Item 1014 disclosure requirements and with the analysis which appears on page 38. Please revise.

Report of Financial Advisor to VHA and UHC, page 39

29.   Delete the statement that the "following summary is included only for informational purposes." Investors are entitled to rely on the disclosure.

Discounted Cash Flow Analyses of Neoforma, page 41

30.   Disclose all of the financial projections that management provided to Lazard. In addition, disclose and quantify the material assumptions underlying the forecasts.

31.   Disclose how Lazard determined the revenue multiples and discount rates.

Miscellaneous, page 41

32.   Quantify the compensation received by Lazard for this transaction. In addition, describe any additional relationships between the parties during the preceding two years, including any additional compensation received by the advisor.

Certain effects of the Merger, page 45

33.   Quantify the total dollar amount each affiliate will receive as a result of this transaction. In addition, disclose, if true, that UHC, VHA and GHX will benefit from the company's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

34.   Describe the effects of the transaction on each affiliate's interest in the net book value and net earnings of in terms of dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Certain Projections, page 55

35.   You indicate that numerous assumptions and estimates as to future events were made. Please clarify that the disclosure addresses all the assumptions and estimates made.

36.   We note your statement on page 57 that the disclosure "should not be regarded as an indication that the projections will be predictive" and "should not be relied upon." While you may caution investors not to place undue reliance on the forecasts and may alert them to uncertainties associated with them, you may not tell them that they cannot be relied upon. Please revise as appropriate.

37.   We note your statement that you have "summarized key elements of the projections below." Please expand to disclosure the full projections management provided to GHX.

Material United States Federal Income Tax Consequences of the Merger, page 59

38.   Please delete the statement that this discussion is for "general information only." Investors are entitled to rely on the disclosure.

39.   Please revise your disclosure to separately address the tax consequences of this transaction to each filing person. Please refer to Item 1013(d) of Regulation M-A.

Solicitation of Proxies, page 65

40.   We note that proxies may be solicited by telephone, facsimile or by "other means of communication." Please disclose the other means by which you may solicit proxies and confirm, if true, that proxies will not be solicited via the Internet. In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Representations and Warranties, page 68

41.   We note your statement that the representations and warranties were made solely for the benefit of the parties to the agreement. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

42.   We note your disclosure representations and warranties may have changed since the date of the merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Incorporation by Reference, page 110

43.   Explain what authority you are relying upon to incorporate documents filed after the date of this proxy statement.

Other

44.   In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

    Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Direct any questions to me at (202) 551-3345.

                                        Sincerely,

                                        Michael Pressman
                                        Office of Mergers and Acquisitions